THE O'NEAL LAW FIRM, P.C.
                              668 North 44th Street
                                    Suite 233
                             Phoenix, Arizona 85008
                              (602) 267-3855 (602)
                                 267-7400 (fax)
                           E-mail: billo@sunncomm.com


                                November 4, 2004

Pamela Howell
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0511
Washington, D.C. 20549

Re: M.E.R., Inc.
    Registration Statement on Form SB-2
    File No.  333-119223
    Filed September 23, 2004

Dear Ms. Howell:

We are writing in response to your comment letter dated October 22, 2004 in connection with the above-referenced filing. This response is provided to address each of your comments to further assist you in your review of this filing. The numbered responses below correspond to the numbered comments in you letter.

GENERAL

1.   Comment noted.

PROSPECTUS COVER PAGE

2. We have revised this sentence to clearly state that no public or private market for the company's securities exist.

3.   Risk factor page number reference corrected.

4. We have added the requirement that a merger or acquisition must be consummated before funds may be released from the escrow.

5.   The second and third paragraphs have been removed.

6. Offering costs were paid out of Mr. Mercier's initial capital contribution. We have revised the footnote accordingly.

INSIDE FRONT AND OUTSIDE BACK COVER PAGE OF PROSPECTUS

7.   We have added the dealer prospectus delivery requirement.
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TABLE OF CONTENTS

8. The statement has been deleted.

PROSPECTUS SUMMARY

The Company

9.   We have included the company's telephone number.

The Offering

10.  We have revised this disclosure as requested.

11.  We have included additional information regarding the escrow account.

12. We have clarified to indicate that the proceeds shall not remain in escrow any longer than 18 months after the effective date of the initial registration statement.

Use of Proceeds

13.  We have deleted the Use of Proceeds language from this section.

RISK FACTORS

14. We have revised this paragraph to provide that all known material risks are disclosed in this section.

15. We have modified the conclusions on Risk Factor 6. We have deleted Risk Factors 1, 9, 11 and 12.

16.  We have deleted this Risk Factor.

17. We have revised this Risk Factor to discuss the implications of the stated Rule 419 requirements.

18. We have revised this Risk Factor to discuss the implications of the stated Rule 419 requirements.

19. We have deleted this provision and have revised the document throughout to delete this reference.

20. We do not understand this comment as there does not appear to be any particular legal "jargon" other than the citing of several rules, which appear to be explained in plain English. We ask that you reconsider this comment or provide us with specific examples that are of concern to the Commission.

21. We have revised this Risk Factor accordingly and moved the language at issue to the prior Risk Factor.
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22.  We have deleted this language.

23.  This Risk Factor has been deleted.

24.  This Risk Factor has been deleted.

25.  We have deleted the reference to "growth" in the heading.

26.  This Risk Factor has been deleted.

27.  This Risk Factor has been deleted.

28. We have added language that clarifies the lack of any written policy in place to resolve potential conflicts of interest.

29. We have added a Risk Factor addressing Mr. Mercier's lack of blank check experience.

30.  This Risk Factor has been deleted.

31.  This Risk Factor has been deleted.

32.  This Risk Factor has been deleted.

33.  We have added a Risk Factor regarding limited state registration.

34. We have added a Risk Factor addressing the lack of a market for the company's securities.

USE OF PROCEEDS

35. We have revised this disclosure to clarify that the offering costs were paid out of Mr. Mercier's initial capital contribution.

36. We have provided that the company will not be requesting a release of 10% of the escrowed funds.

37. We believe we have answered this comment in the initial filing by providing that the proceeds will be used by the acquisition or merger candidate for the development of its business or for working capital. We then stated that working capital could include certain G&A expenses, benefits and office lease expenses. The company is in no position to the specific amounts as it does not know the nature of the acquisition or merger candidate at this time. We have added this last statement to this paragraph.

DETERMINATION OF OFFERING PRICE

38.  This statement has been revised to delete the quoted statement.

DIVIDEND

39.  We have deleted this paragraph.
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DESCRIPTION OF BUSINESS

40.  We have replaced the term "blind pool" with "blank check."

41.  We have removed the quoted language.

42. We have clarified to provide that these expenses will need to be paid by the target company.

43. We have included a disclosure that the company is not in any position at this time to estimate these costs, as it has not identified any potential acquisition or merger candidate or entered into any form of negotiations. It does not know what form that an acquisition or merger may take, the amount of legal, accounting and due diligence required, advisor involvement, if any or price in terms of stock or cash that may be involved in the sale of any shares. As many of these items will be subject to negotiation at the time, we believe it would be misleading to attempt to put a figure on any or all of these items.

44.  We have deleted this reference as it is inapplicable to the company.

45.  We have added a section on competition.

46. We have expanded the disclosure in paragraph 4 to include Mr.Mercier's affiliates.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

47. We have clarified that the company will not require any additional funds beyond those to be provided by Mr. Mercier. We do not understand your comment to reconcile with risk factor eleven as the language is virtually identical to this paragraph.

48. We have provided that the compensation of any outside advisors may be paid in cash or stock based upon an hourly rate not to exceed $100 per hour, and that there have been no negotiations or agreements with any such advisors.

49.  We have added this disclosure.

50. We have revised the document throughout to reflect that any additional funds required by the company shall be provided by Mr. Mercier in the form of an additional capital contribution.

YOUR RIGHTS AND SUBSTANTIVE PROTECTIONS UNDER RULE 419

51.  We have added "prompt" to the first bulleted point.

52. The 3rd full paragraph of this section states that Manufacturers and Traders Trust Company is an FDIC insured depository institution. We have clarified that interest and dividends, if any, will be paid to the investors on a pro rata basis once funds are released.

53.  We have deleted this reference.

54.  This statement has been removed.

55. We have revised this statement to remove the reference to the use of offering proceeds.
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DESCRIPTION OF PROPERTY

56. We have revised this section to further describe the office space, add the address and state that there are no material limitations on the use of the office space by the company.

MANAGEMENT

57. We have disclosed that Mr. Mercier devotes approximately 20% of his time to the business of the company.

PLAN OF DISTRIBUTION

58.  We have revised this paragraph to conform to the escrow agreement.

59.  We have included the offering period.

60.  We have deleted this provision.

61. We have already addressed this issue in the second paragraph of this section.

EXEMPTION FROM STATE REGISTRATION

62. We have disclosed that the offering will be registered in Nevada. The company will advise the Commission of the status of its state registration once it is filed.

FINANCIAL STATEMENTS

63.  This reference has been deleted.

64.  The heading of the Auditor's Report has been revised.

65.  The consent has been updated.

PART II
RECENT SALES OF UNREGISTERED SECURITIES

66.  We have revised this section to state the specific exemptions relied upon.

67.  The undertaking has been provided.

SIGNATURES

68.  The requested signature has been included.

EXHIBITS
LEGALITY OPINION

69. The opinion has been revised to include our opinion on the applicable laws and regulation, as well as court decisions and interpretations of such laws and regulations.
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SUBSCRIPTION AGREEMENT

70.  We have deleted this provision.

71.  We have deleted the representations set forth in the comment.

72.  We have deleted this reference.

73.  We have deleted the indemnification provision.

74.  We have revised the escrow agreement to cover the deposit of securities.

Please do not hesitate to contact us if you have any further questions.

Very truly yours,


/s/ William D. O'Neal
----------------------------
William D. O'Neal